Exhibit 99.33

LIMITED GUARANTEE

LIMITED GUARANTEE, dated as of August 22, 2016 (this “Limited Guarantee”), by each entity listed on Schedule A (each, a “Guarantor”), in favor of Affinity Gaming, a Nevada corporation (the “Guaranteed Party”).

1.                                           LIMITED GUARANTEE.  To induce the Guaranteed Party to enter into the Agreement and Plan of Merger dated as of August 22, 2016 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Affinity Merger Sub, Inc., a newly-formed Nevada corporation (“Merger Sub”), Z Capital Affinity Owner, LLC, a newly-formed Delaware limited liability company (“Parent” and, together with Merger Sub, the “Buyer Parties”) and the Guaranteed Party, each Guarantor, intending to be legally bound, severally (and not jointly and severally) hereby absolutely, irrevocably and unconditionally guarantees (as a primary obligor and not merely as a surety) to the Guaranteed Party, on the terms and conditions set forth herein, the due and punctual performance and discharge by Parent and Merger Sub of the payment obligations of Parent and Merger Sub to the Guaranteed Party pursuant to (i) the last sentence of Section 5.22; (ii) Section 5.15(f), (iii) Section 5.15(g)(ii) and Section 5.15(g)(iv); (iii) Section 7.3(c); and (iv) Section 7.3(d) of the Merger Agreement, if, as and when such payment obligations become payable under and in accordance with the terms of the Merger Agreement (the foregoing obligations and amounts, together with (but without duplication of) the Reimbursement Obligations described below in this Section 1, being referred to herein collectively as the “Guaranteed Obligations”, and with respect to each Guarantor, such Guarantor’s Participation Percentage thereof, its “Guaranteed Obligations”); provided, that in no event shall any Guarantor’s liability for any amount that becomes payable hereunder exceed such Guarantor’s Participation Percentage of such Guaranteed Obligations, less the portion of such amount (if any) indefeasibly paid to the Guaranteed Party by Parent, Merger Sub or any other Person that is not rescinded or otherwise returned (such amount with respect to each Guarantor, the “Cap”, and the aggregate Cap for all Guarantors, the “Total Cap”).  As used herein, “Participation Percentage” with respect to a Guarantor means the percentage set forth opposite such Guarantor’s name on Schedule A hereto. Each capitalized term used but not defined herein shall have the meaning ascribed to it in the Merger Agreement, except as otherwise provided in this Limited Guarantee. The Guaranteed Party hereby agrees that the Guarantors shall not have any obligation or liability to any Company Related Person under this Limited Guarantee, the Merger Agreement, the Debt Financing, the Debt Financing Commitment, the Equity Financing, the Equity Commitment Letter or the Rollover Commitment Letter other than as expressly set forth herein or in the Equity Commitment Letter or the Rollover Commitment Letter.  This Limited Guarantee may be enforced only for the payment of money in satisfaction of the Guaranteed Obligations by each Guarantor up to the Cap with respect to such Guarantor, and the Guaranteed Party agrees not to seek to enforce this Limited Guarantee for an amount in excess of the Cap with respect to each Guarantor or the Total Cap with respect to all Guarantors.  All payments hereunder shall be made in lawful money of the United States, in immediately available funds.  If Parent or Merger Sub fails to pay when due any portion of the Guaranteed Obligations, then at the Guaranteed Party’s option, each Guarantor’s liability to the Guaranteed Party hereunder in respect of such Guaranteed Obligations shall become immediately due and payable by, each Guarantor, and the Guaranteed Party may at any time and from time to time, at the Guaranteed Party’s option, and so long as the Guaranteed Obligations remain outstanding, unperformed, unsatisfied or unpaid, take any and all actions available under applicable Law to collect the Guaranteed Obligations (subject to the Cap and the Total Cap) from the Guarantors (provided, however, that each Guarantor shall only be required to pay its Participation Percentage of such Guaranteed Obligations).  In furtherance of the foregoing, each Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against such Guarantor for the full amount of the Obligations (subject to the Cap and the Total Cap) regardless of whether any action is brought against Parent or any other Person (provided, however, that in any such Proceeding, each Guarantor shall only be required to pay its Participation Percentage of such Guaranteed Obligations).  Each Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if any Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is judicially determined by a court of competent jurisdiction which is no longer subject to further review or appeal that any Guarantor is required to make such payment hereunder (provided, however, that in any such Proceeding, each Guarantor shall only be required to pay its Participation Percentage of such Guaranteed Obligations). Amounts payable to the Guaranteed Party pursuant to the previous sentence shall be referred to herein as the “Reimbursement Obligations.”

2.                                           NATURE OF LIMITED GUARANTEE.  Each Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing on the terms and conditions set forth herein irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement or any other agreement or instrument referred to in the Merger Agreement (including the Equity Commitment Letter) that may be agreed to by Parent, Merger Sub and/or the Guarantors.  In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantors shall remain liable hereunder with respect to the Guaranteed Obligations (subject to the Cap and the Total Cap) as if such payment had not been made. This Limited Guarantee is an unconditional and continuing guarantee of payment and not of collection, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub or join Parent to Merger Sub to an action before proceeding against a Guarantor, subject to the Cap and the Total Cap.  The Guaranteed Party shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder.  A separate action may be brought and prosecuted against each Guarantor to enforce this Limited Guarantee, subject to the Cap and the Total Cap, irrespective of whether any action is brought against Parent or Merger Sub or whether Parent or Merger Sub is joined in any such action or actions.  In the event of any default by Parent or Merger Sub in the performance of any of the Guaranteed Obligations, the Guaranteed Party shall have the right in its sole discretion to proceed first and directly against each Guarantor under this Limited Guarantee, subject to the Cap and the Total Cap, without proceeding against either Parent or Merger Sub under the Merger Agreement.

3.                                           CHANGES IN OBLIGATIONS, CERTAIN WAIVERS. Each Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of such Guarantor, extend the time of payment of any of the Guaranteed Obligations, and may also make any agreement with Parent or Merger Sub for the extension or renewal thereof, in whole or in part, without in any way impairing or affecting such Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee.  Each Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, and shall be absolute and unconditional subject to the terms and conditions hereof to the fullest extent permitted by applicable Law, or otherwise affected by: (a) the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub or any Guarantor (except as set forth in Section 7(d) below); (b) any change in the time, place, manner or terms of performance, satisfaction and/or payment of any of the Guaranteed Obligations, or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or any other agreement entered into in connection with the transactions contemplated by the Merger Agreement, including the Equity Commitment Letter, and made in accordance with the terms thereof; (c) any change in the legal existence, structure or ownership of Parent or Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations; (d) any insolvency, bankruptcy, reorganization, composition, adjustment, dissolution or liquidation, or other similar proceeding instituted by or against Parent or Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations, or any action taken with respect to this Limited Guarantee or the Guaranteed Obligations by any trustee or receiver, or by any court or judicial authority, in any such proceeding; (e) the adequacy or potential adequacy of any alternative means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; (f) any other act, omission or defense that may vary the risk of any Guarantor or otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than as a result of, and to the extent of, payment of the Guaranteed Obligations in accordance with the Merger Agreement); (g) the existence of any claim, set-off or other right to which any Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with the Guaranteed Obligations or otherwise; or (h) any absence of any notice to, or knowledge by, any Guarantor of the existence or occurrence of any of the matters or events set forth in the foregoing clauses (a) through (g) of this sentence.  To the fullest extent permitted by applicable law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of any applicable law which would otherwise require any election of remedies by the Guaranteed Party.  To the fullest extent permitted by applicable Law, each Guarantor waives notice of the creation, renewal, extension, incurrence or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee (other than notices required to be delivered by the Guaranteed Party to Parent or Merger Sub pursuant to the Merger Agreement).  To the fullest extent permitted by applicable Law, each Guarantor hereby waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, and all other notices of any kind hereunder that would otherwise, for purposes of any applicable Law, be a condition precedent to the obligations of the Guarantor under this

Limited Guarantee, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of the assets of a Buyer Party, and all suretyship defenses generally (other than notices required to be delivered by the Guaranteed Party to Parent or Merger Sub pursuant to the Merger Agreement or defenses to the payment of the Guaranteed Obligations that are available to Parent under the Merger Agreement or breach by the Guaranteed Party of this Limited Guarantee).  Each Guarantor hereby acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.  The Guaranteed Obligations shall be conclusively presumed to have been created in reliance hereon.  Each Guarantor hereby covenants and agrees that it shall not assert, directly or indirectly, in any proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

4.                                           NO WAIVER; CUMULATIVE RIGHTS. For so long as this Limited Guarantee shall remain in effect in accordance with its terms, no failure to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to a party hereto shall be cumulative and not exclusive of any other, and may be exercised by the party at any time or from time to time.  The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against, Parent, Merger Sub or any other Person now or hereafter liable for any Obligation or interested in the transactions contemplated by the Merger Agreement prior to proceeding against a Guarantor hereunder. No Guarantor will exercise against Parent or Merger Sub any rights of subrogation or contribution, whether arising by contract or operation of Law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by any of them pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligations have been indefeasibly paid in full.

5.                                           REPRESENTATIONS AND WARRANTIES; AGREEMENT.  Each Guarantor hereby represents and warrants that:

(a)                                 it has all requisite power and authority to execute, deliver and perform this Limited Guarantee and the execution, delivery and performance of this Limited Guarantee have been duly and validly authorized by all necessary action, and do not contravene any provision of such Guarantor’s charter, partnership agreement, operating agreement or similar organizational documents, or any applicable law or contractual restriction binding on such Guarantor or its assets; and the Person executing and delivering this Limited Guarantee on behalf of such Guarantor is duly authorized to do so;

(b)                                 all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary or advisable for the due execution, delivery and performance of this Limited Guarantee by such Guarantor (collectively, the “Required Approvals”) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c)                                  other than any filing by it with the SEC as required by Sections 13(d) or 16(a) of the Exchange Act, none of the execution and delivery of this Limited Guarantee by it, the consummation by it of the transactions contemplated hereby or compliance by it with any of the provisions hereof: (i) requires any consent or other permit of, or filing by it with or notification to, any Governmental Entity or any other Person by it, or (ii) results in a violation or breach of, or constitutes (with or without notice or lapse of time or both) a default (or gives rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any contract to which it is a party, other than, in each case in this clause (c), any matter which would not adversely affect in any material respect the ability of such Guarantor to perform its obligations hereunder;

(d)                                 this Limited Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity; and

(e)                                  such Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for such Guarantor to fulfill its obligations under this Limited Guarantee shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect.

6.                                           NO ASSIGNMENT.  Neither this Limited Guarantee nor any right or obligation hereunder may be assigned, transferred or delegated by any party (by operation of law or otherwise) without the prior written consent of the other parties, except that, without the prior written consent of the Guaranteed Party, this Limited Guarantee may be assigned, in whole or in part, by a Guarantor to one or more of its Affiliates or to one or more investment funds sponsored or managed by such Guarantor or the general partner or manager of such Guarantor or one or more of its Affiliates; provided that any such assignment will not release such Guarantor from its obligations hereunder, and provided, further, that Guaranteed Party shall not be required to seek to enforce rights against any other such Person prior to seeking to enforce its rights against any Guarantor.  Any attempted assignment in violation of this section shall be null and void.

7.                                           CONTINUING GUARANTEE. This Limited Guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on each Guarantor, its successors and permitted assigns until the Guaranteed Obligations (up to the Cap and the Total Cap) have been paid in full. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantors shall have no further obligations under this Limited Guarantee as of the earliest of (a) the Effective Time, including payment of the Payment Fund in accordance with the terms of the Merger Agreement,  (b)  the valid termination of the Merger Agreement in accordance with its terms under circumstances set forth in the Merger Agreement in which Parent would not be obligated to pay the Reverse Termination Fee and the amounts payable by Parent under Sections 5.15(g)(ii) and 5.15(g)(iv) and the last sentence of Section 5.22 of the Merger Agreement have been paid, (c) the payment to the

Guaranteed Party by any combination of Parent, Merger Sub, the Guarantors and/or any other Person of the full amount of the Guaranteed Obligations (up to the Cap and the Total Cap), and (d) the date that is three (3) months after the date of termination of the Merger Agreement in accordance with its terms under circumstances in which Parent or Merger Sub would be obligated to make any payments with respect to any Guaranteed Obligation to the Guaranteed Party if the Guaranteed Party has not presented a written claim for payment of any Guaranteed Obligation to Parent or a Guarantor by the end of such period.  For the avoidance of doubt, this Limited Guarantee shall remain outstanding during any period in which the Guaranteed Party is seeking specific performance pursuant to Section 8.10 of the Merger Agreement.  Notwithstanding any other term or provision of this Limited Guarantee, in the event that the Guaranteed Party asserts in any litigation or other proceeding (i) that the provisions of Section 1 hereof limiting each Guarantor’s liability to the Cap and the Guarantors’ aggregate liability to the Total Cap or the provisions of this Section 7 or Section 8 of this Limited Guarantee are illegal, invalid or unenforceable in whole or in part, (ii) that any Guarantor is liable hereunder in excess of its Cap or that the Guarantors are liable hereunder in excess of the Total Cap or (iii) any claim (other than any Retained Claim) based upon any theory of liability against a Guarantor or any Non-Recourse Party with respect to the transactions contemplated by the Merger Agreement, then (x) the obligations of each Guarantor under this Limited Guarantee shall terminate ab initio and shall thereupon be null and void, and (y) neither the Guarantors nor any Non-Recourse Party shall have any liability to the Guaranteed Party under this Limited Guarantee.  This Section 7 shall indefinitely survive any termination of this Limited Guarantee.

8.                                           NO RECOURSE.  Without limiting any obligations of Parent or Merger Sub under the Merger Agreement, the parties to the Equity Commitment Letter under the Equity Commitment Letter, the Rollover Investors under the Rollover Commitment Letter, the parties to the Sponsor Voting Agreement under the Sponsor Voting Agreement, and Z Capital Partners L.L.C. under the Confidentiality Agreement, the Guaranteed Party covenants, agrees and acknowledges that no Person other than the Guarantors, and their respective successors and permitted assigns have any obligation hereunder and that, notwithstanding that each Guarantor and/or certain investment managers, managers or general partners of a Guarantor or such Guarantor’s Affiliates may be partnerships or limited liability companies, the Guaranteed Party has no right of recovery under this Limited Guarantee, or any claim based on such obligations hereunder against, and no personal liability shall attach to, any of a Guarantor’s former, current or future directors, officers, employees, direct or indirect equity holders, controlling persons, general or limited partners, members, managers, agents or Affiliates (other than Parent or Merger Sub), or any former, current or future director, officer, employee, direct or indirect equity holder, controlling person, general or limited partner, member, manager, agent or Affiliate (other than the Guarantors, Parent or Merger Sub) of any of the foregoing (collectively, the “Non-Recourse Parties”), through Parent or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, under this Limited Guarantee except for its rights (i) to recover from a Guarantor, its successors and permitted assigns under and to the extent provided in this Limited Guarantee or the Merger

Agreement, (ii) with respect to any Retained Claims, (iii) against the Equity Financing Sources under the Equity Commitment Letters and against the Rollover Investors under the Rollover Commitment Letter subject to the terms and conditions set forth therein, and (iv) under the Confidentiality Agreement. The Guaranteed Party acknowledges that Parent has no assets other than certain contract rights and cash in a de minimis amount and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs. Other than with respect to a claim brought against Parent or Merger Sub under the Merger Agreement, against the parties to the Equity Commitment Letter or the Rollover Commitment Letter subject to the terms and conditions set forth therein, or under the Confidentiality Agreement or the Sponsor Voting Agreement, recourse against the Guarantors under and pursuant to the terms of this Limited Guarantee shall be the sole and exclusive monetary remedy of the Guaranteed Party against the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Equity Commitment Letter, the Merger Agreement or the transactions contemplated thereby, including by piercing of the corporate veil or a claim by or on behalf of Parent.

9.                                           SUBROGATION WAIVER.  Each Guarantor agrees that it shall not assert any rights (direct or indirect) of subrogation, contribution, reimbursement or other rights of payment or recovery from Parent or Merger Sub for any payments made by such Guarantor hereunder until the Guaranteed Obligations have been indefensibly paid in full.  If any amount shall be paid to a Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full to the Guaranteed Party of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be indefeasibly paid or delivered to the Guaranteed Party in the same amount as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations, in accordance with the terms hereof and of the Merger Agreement and Equity Commitment Letter, whether matured or unmatured, or to be held as collateral for the Guaranteed Obligations or other amounts payable under this Limited Guarantee thereafter arising.

10.                                    GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. Sections 8.7, 8.8 and 8.12 of the Merger Agreement are hereby incorporated herein by reference, mutatis mutandis.

11.                                    NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or electronic mail, upon written confirmation of receipt by facsimile or electronic mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

Notices to the Guarantor:

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Dr., Suite 300

Lake Forest, IL 60045

Attention:   James J. Zenni, Jr., Martin Auerbach and Andrei Scrivens

Facsimile:   (847) 235-8100

E-mail:   jzenni@zcap.net, mauerbach@zcap.net, ascrivens@zcap.net, and legal@zcap.net with a copy to (which shall not constitute notice):

Sidley Austin LLP

1999 Avenue of the Stars

17th Floor

Los Angeles, CA  90067

Attention:  Vijay Sekhon

Facsimile:  (310) 595-9501

Email:  vsekhon@sidley.com

Notices to the Guaranteed Party:

Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, NV 89135

Attention:  General Counsel

Facsimile:  702-341-2581

E-mail:  mrubenstein@affinitygaming.com

with a copy to (which shall not constitute notice):

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention:  Brandon C. Parris, Michael G. O’Bryan and Jeffrey Washenko

Facsimile:  (415) 276-7270

E-mail:  bparris@mofo.com, mobryan@mofo.com and jwashenko@mofo.com

12.                               COUNTERPARTS.  This Limited Guarantee may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  Delivery of an executed counterpart of a signature page to this Limited Guarantee by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Limited Guarantee.

13.                               NO THIRD PARTY BENEFICIARIES. Except as provided in Section 8,  the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto and their respective successors and permitted assigns, in accordance with and subject to the terms of this Limited Guarantee, and this Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder.

14.                               CONFIDENTIALITY. This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the transactions contemplated by the Merger Agreement.  This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantors; provided that no such written consent is required for any disclosure of the existence or content of this Limited Guarantee to the legal, financial and accounting advisors to, or other representatives of, the Guaranteed Party, or to the extent required by applicable Law, in connection with any SEC filing relating to the Merger or in connection with any litigation relating to the Merger, the Merger Agreement and the transactions contemplated thereby and hereby.

15.                               MISCELLANEOUS.

(a)                                 This Limited Guarantee (together with the Confidentiality Agreement, the Merger Agreement and any other agreement or instrument delivered in connection with the foregoing, including the Equity Commitment Letter and the Rollover Commitment Letter) constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.  No amendment, supplementation, modification or waiver of this Limited Guarantee or any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.

(b)                                 Any term or provision of this Limited Guarantee that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced without giving effect to the Cap on the amount payable by each Guarantor hereunder the Total Cap on the amount payable by all Guarantors as provided in Section 1 hereof, and the provisions of Section 7, Section 8 and this Section 15(b).  Each party hereto covenants and agrees that it shall not assert, and shall cause its respective Affiliates and representatives not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable in accordance with its terms.

(c)                                  All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

(d)                                 No failure or delay on the part of the Guaranteed Party in exercising any power, right or remedy under this Limited Guarantee shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy.  Any waiver of this Limited Guarantee shall be effective only in the specific instance and for the specific purpose for which given.

(e)                                  No amendment, supplement, modification or waiver of any provision of this Limited Guarantee nor consent to any departure by the Guarantors therefrom shall be effective unless the same shall be in writing and signed by the Guarantors and the Guaranteed Party.

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IN WITNESS WHEREOF, the Guarantors and the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

GUARANTORS:

Z CAPITAL PARTNERS II, L.P.

By:	/s/ James J. Zenni, Jr.
	Name:	James J. Zenni, Jr.
	Title:	Authorized Person

Z CAPITAL PARTNERS II-A, L.P.

By:	/s/ James J. Zenni, Jr.
	Name:	James J. Zenni, Jr.
	Title:	Authorized Person

Z CAPITAL PARTNERS II-B, L.P.

By:	/s/ James J. Zenni, Jr.
	Name:	James J. Zenni, Jr.
	Title:	Authorized Person

[LIMITED GUARANTEE]

IN WITNESS WHEREOF, the Guarantors and the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

GUARANTEED PARTY:

AFFINITY GAMING

By:	/s/ Walter Bogumil
Name:	Walter Bogumil
Title:	SVP, CFO & Treasurer

[LIMITED GUARANTEE]

SCHEDULE A

Guarantor	Participation Percentage	Cap(1)	Cap(2)
Z Capital Partners II, L.P.	37,4%	$2,655,560	$6,638,900
Z Capital Partners II-A, L.P.	43.2%	$3,067,385	$7,668,462
Z Capital Partners II-B, L.P.	19.4%	$1,377,483	$3,443,708

(1)                                 To be cap if Reverse Termination Fee is $7,100,428.

(2)                                 To be cap if Reverse Termination Fee is $17,751,070.